Consolidated Annual Financial Statements

Cumberland Resources Ltd.

December 31, 2006

Management's Responsibility for Financial Reporting

The consolidated financial statements and the information contained in the annual report are the responsibility of the Board of Directors and management.  The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and reconciled to United States generally accepted accounting principles as set out in note 18.

The Audit Committee of the Board of Directors is composed of three Directors and meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The Company has developed and maintains a system of control to provide reasonable assurance that financial information is accurate and reliable.

The consolidated financial statements have been audited by Ernst & Young LLP, Chartered Accountants, who were appointed by the shareholders.  The auditors’ report outlines the scope of their examination and their opinion on the consolidated financial statements.

Michael L. Carroll Senior Vice President and Chief Financial Officer	Kerry M. Curtis President and Chief Executive Officer

Vancouver, Canada

March 27, 2007

AUDITORS’ REPORT

To the Shareholders of

Cumberland Resources Ltd.

We have audited the consolidated balance sheets of Cumberland Resources Ltd. as at December 31, 2006 and 2005 and the consolidated statements of income (loss) and deficit, comprehensive income and cash flows for each of the years in the three year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada March 8, 2007	Chartered Accountants

Cumberland Resources Ltd.

CONSOLIDATED BALANCE SHEETS

(Canadian dollars)

As at December 31

	2006	2005
	$	$

ASSETS
Current
Cash and cash equivalents [note 4]	124,420,633	16,493,481
Short term investments [note 4]	—	11,419,988
Restricted cash [note 15[b]]	2,578,950	—
Accounts receivable	1,092,641	450,897
Fuel and supplies	6,867,576	239,585
Prepaid expenses	158,822	171,420
Total current assets	135,118,622	28,775,371

Property, plant and equipment [note 5]	23,419,748	5,777,706
Mineral property interests [note 6]	8,108,976	8,289,214
Advance payment [note 7]	750,000	—
Reclamation deposit [note 15[c]]	630,000	630,000
Other long-term receivable	358,360	—
Investment in a public company [note 13]	511,833	—
	168,897,539	43,472,291

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	5,585,212	1,122,700
Derivative instrument liabilities [note 11]	9,772,184	—
Current portion of capital leases [note 7]	2,386,052	197,088
Total current liabilities	17,743,448	1,319,788

Capital leases [note 7]	2,715,699	—
Accrued site closure costs [note 8]	2,410,998	475,603
Commitments and contingencies [note 15]

Shareholders’ equity
Share capital [note 9]	220,307,853	112,565,733
Contributed surplus [note 9[e]]	5,670,280	4,535,091
Accumulated other comprehensive income [note 9[f]]	(8,647,133)	—
Deficit	(71,303,606)	(75,423,924)
Total shareholders’ equity	146,027,394	41,676,900
	168,897,539	43,472,291

See accompanying notes to consolidated financial statements

On behalf of the Board:

Director

Director

Cumberland Resources Ltd.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

(Canadian dollars)

Years ended December 31

	2006	2005	2004
	$	$	$

REVENUE
Option receipts [note 6 [b]]	1,500,000	500,000	500,000
Interest income	1,465,737	854,779	943,801
Gain on sale of Meliadine mineral properties [note 6[b]]	22,789,498	—	—
Gain on investment in Eurozinc Mining [note 13]	—	1,049,939	1,555,409
	25,755,235	2,404,718	2,999,210

EXPENSES
Exploration and development costs [note 12]	9,197,848	7,667,949	9,040,483
Employee compensation	1,593,837	828,566	613,997
Stock-based compensation [note 9[c]]	2,007,788	1,117,671	1,900,013
Public and investor relations	470,078	530,216	324,330
Office and miscellaneous	517,422	456,526	476,240
Legal, audit and accounting	325,603	218,739	303,602
Project financing	806,272	553,151	—
Other fees and taxes	168,516	107,851	191,421
Insurance	296,107	476,224	484,831
Unrealized derivative losses [note 11]	613,218	—	—
Depreciation and amortization	55,922	53,840	82,150
Accrued site closure costs - accretion expense [note 8]	72,395	39,544	31,759
Interest expense on capital leases	7,907	46,478	81,927
	16,132,913	12,096,755	13,530,753

Net income (loss) for the year	9,622,322	(9,692,037)	(10,531,543)
Deficit, beginning of year	(75,423,924)	(65,731,887)	(55,205,622)
Share issue costs	(5,502,004)	—	5,278
Deficit, end of year	(71,303,606)	(75,423,924)	(65,731,887)

Net income (loss) per share – basic	$0.17	($0.18)	($0.19)
Net income (loss) per share – diluted	$0.16	($0.18)	($0.19)

Weighted average number of shares – basic	58,085,323	55,000,199	54,539,310
Weighted average number of shares – diluted	60,073,445	55,000,199	54,539,310

See accompanying notes to consolidated financial statements

Cumberland Resources Ltd.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Canadian dollars)

Year ended December 31

2006
$

Net income for the year	9,622,322
Other comprehensive (loss) income:
Effective portion of change in fair value of derivative instruments [note 11]	(9,158,966)
Unrealized gain on available-for-sale investment [note 9[f]]	282,030
Comprehensive income for the year	745,386

See accompanying notes to consolidated financial statements

Cumberland Resources Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Canadian dollars)

Years ended December 31

	2006	2005	2004
	$	$	$

OPERATING ACTIVITIES
Net income (loss) for the year	9,622,322	(9,692,037)	(10,531,543)
Add (deduct) items not affecting cash:
Depreciation and amortization	55,922	53,840	82,150
Exploration related amortization	104,486	118,419	185,500
Accrued site closure costs - accretion expense	72,395	39,544	31,759
Gain on sale of Meliadine mineral properties [note 6(b)]	(22,789,498)	—	—
Gain on investments in public companies	—	(1,049,939)	(1,555,409)
Stock-based compensation	2,007,788	1,117,671	1,900,013
Unrealized derivative losses [note 11]	613,218	—	—
Project financing costs [note 9(d)]	271,343	117,157	—

Net changes in non-cash working capital items:
Accounts receivable	(641,744)	(59,182)	239,979
Fuel and supplies	(6,627,991)	4,064	(243,649)
Prepaid expenses	12,598	(30,528)	(73,019)
Accounts payable and accrued liabilities	138,639	589,751	(468,561)
Cash used in operating activities	(17,160,522)	(8,791,240)	(10,432,780)

FINANCING ACTIVITIES
Issuance of common shares on exercise of stock options	1,617,180	147,200	1,530,708
Issuance of flow-through common shares [note 9(a)]	4,999,998	—	—
Issuance of common shares [note 9(a)]	99,981,000	—	—
Share issue costs	(5,502,004)	—	5,278
Advance payment [note 7]	(750,000)	—	—
Repayment of capital lease obligation	(197,088)	(358,578)	(323,139)
Cash provided by (used in) financing activities	100,149,086	(211,378)	1,212,847

INVESTING ACTIVITIES
Purchase of capital assets	(6,513,826)	(1,281,363)	(1,192,249)
Proceeds on sale of Meliadine mineral properties, net	22,986,488	—	—
Acquisition of mineral property interests	(16,752)	(43,131)	—
Short term investments, net	11,419,988	15,642,940	(4,919,935)
Restricted cash	(2,578,950)	—	—
Other long-term receivable	(358,360)	—	—
Reclamation deposit	—	(25,000)	(605,000)
Proceeds on sale of investments in public companies	—	1,139,144	1,730,609
Cash provided by (used in) investing activities	24,938,588	15,432,590	(4,986,575)

Increase (decrease) in cash and cash equivalents during year	107,927,152	6,429,972	(14,206,508)
Cash and cash equivalents, beginning of year	16,493,481	10,063,509	24,270,017
Cash and cash equivalents, end of year	124,420,633	16,493,481	10,063,509

Supplemental information:
Taxes paid	—	—	36,204
Interest paid	7,907	46,478	81,927

See accompanying notes to consolidated financial statements

Cumberland Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2006

1. NATURE OF BUSINESS

Cumberland Resources Ltd. (the “Company”) is engaged in the business of developing, exploring and acquiring mineral properties in Canada, with an emphasis on gold, and is in the process of exploring properties located in Northern Canada.  The recoverability of amounts shown for mineral property interests in the Company’s consolidated balance sheet is dependent upon the ability of the Company to achieve future profitable production or to receive proceeds from the disposition of the properties.  The Company is considered to be a development stage enterprise as it has yet to generate significant revenue from operations.

On February 14, 2007 the Company announced that it had signed an agreement with Agnico Eagle Mines Ltd. (“Agnico”) under which Agnico has agreed to make an all share exchange offer for all of the Company’s outstanding and fully diluted common shares (see Note 19).  The transaction is subject to certain conditions, including approval of the Company’s shareholders.

2. SIGNIFICANT ACCOUNTING POLICIES

a)

Basis of presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Meadowbank Mining Corporation and GenEx Exploration Corp.  These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  As described in note 18, these principles differ in certain material respects from those that the Company would have followed had the consolidated financial statements been prepared in accordance with United States generally accepted accounting principles.

Certain prior year amounts have been reclassified to conform with the current year’s presentation.

b)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

c)   Exploration and development of mineral property interests

Exploration costs are expensed as incurred.  Development costs are expensed until it has been established that a mineral deposit is commercially mineable and a production decision has been made by the Company to implement a mining plan and develop a mine, at which point the costs subsequently incurred to develop the mine on the property prior to the start of mining operations are capitalized.

Mineral property acquisition costs are capitalized until the viability of the mineral interest is determined.  Capitalized acquisition costs are expensed if it is determined that the mineral property has no future economic value.  Capitalized amounts (including capitalized development costs) are also written down if future cash flows, including potential sales proceeds, related to the mineral property are estimated to be less than the property’s total carrying value.  Management of the Company reviews the carrying value of each mineral property periodically, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  Reductions in the carrying value of a property would be recorded to the extent that the total carrying value of the mineral property exceeds its estimated fair value.

d)

Stock-based compensation

The Company has a stock-based compensation plan which is described in note 9(c).  The Company accounts for stock-based compensation, including stock options and warrants, using the fair value based method, as prescribed by CICA 3870 Stock-based Compensation and Other Stock-based payments.  Under this method, the fair value of the stock options and warrants at the date of grant is amortized over the vesting period, with the offsetting credit recorded as an increase in contributed surplus.  If the stock options or warrants are exercised, the proceeds are credited to share capital and the fair value at the date of grant is reclassified from contributed surplus to share capital.

e)

Property, plant & equipment

Property, plant and equipment are carried at cost, less depreciation and amortization. Depreciation and amortization of assets that have been placed in service is calculated on a straight line basis over the following terms:

Exploration equipment	3 to 12 years
Computer equipment	3 to 4 years
Office equipment	3 to 6 years

f)

Investments in public companies

Investments in shares of companies in which the Company has a significant influence are accounted for by the equity method.  As a result of the adoption of CICA 3855 Financial Instruments – Recognition and Measurement in 2006 other investments in public companies are now classified as available for sale investments and carried at fair value.  In previous years, other investments in public companies were carried at cost, less provisions for other than temporary declines in value.

g)

Accrued site closure costs

The Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. A corresponding increase in the carrying amount of the related asset is generally recorded and depreciated over the life of the asset. Over time, the liability is increased to reflect an interest element (accretion expense) considered in its initial measurement at fair value. The amount of the liability will be subject to re-measurement at each reporting period. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

h)

Income taxes

Income taxes are provided for in accordance with the liability method. Under the liability method of accounting for income taxes, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

i)

Flow-through shares

The Company has issued flow-through shares to finance some of its exploration activities.  Such shares were issued for cash in exchange for the Company giving up the tax benefits arising from the exploration expenditures.  These tax benefits are renounced to investors in accordance with Canadian tax legislation.  The Company records issuances of flow-through shares by crediting share capital for the full value of cash consideration received.  The cost of the future tax benefits arising at the time that the Company renounces the eligible expenditures to the investors, is accounted for as a share issue cost.

In accordance with EIC-146 Flow-through shares, issued in March 2004, the Company records future income tax assets that are caused by the renouncement of tax benefits as a recovery of income tax expense.  For flow-through share issuances in previous years, the Company recognized these future income tax assets as share issue costs.

j)

Cash and cash equivalents

Cash equivalents include those short-term money market instruments which have a remaining term to maturity of 90 days or less when acquired.  As a result of the adoption of CICA 3855 Financial Instruments – Recognition and Measurement in 2006, cash equivalents are now classified as either available for sale or held to maturity investments (see Note 4).

k)

Short-term investments

Short-term investments comprise highly liquid Canadian dollar denominated investments in investment grade debt and banker’s acceptances with terms to maturity of greater than 90 days but not more than one year.  As a result of the adoption of CICA 3855 Financial Instruments – Recognition and Measurement in 2006, short-term investments are now classified as either available for sale or held to maturity investments in accordance with CICA 3855 (see Note 4).  In prior years short-term investments were carried at the lower of cost or recoverable amount.

l)

Fuel and supplies

Fuel and supplies inventory is recorded at the lower of cost and net realizable value.

m)

Revenue recognition

Interest income on cash and cash equivalents and short-term investments is recognized as it is earned.

n)

Comparative amounts

Certain prior year amounts have been reclassified to conform with the current year’s presentation.

3. CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2006 the Company has adopted three new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants in 2005.  These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.  The new standards and accounting policy changes are as follows:

Financial Instruments – Recognition and Measurement (Section 3855)

In accordance with this new standard the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held for trading or loans and receivables.  Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income.  Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized on the statement of income.

The Company has classified its investment in a public company as available-for-sale and therefore carries it at fair market value, with the unrealized gain or loss recorded in shareholders’ equity as a component of other comprehensive income.  These amounts will be reclassified from shareholders’ equity to net income when the investment is sold.  Previously, investments in public companies were carried at cost, less provisions for other than temporary declines in value.  This change in accounting policy resulted in a $229,803 increase in the carrying value of the investment in Lithic Resources Ltd. as at January 1, 2006, representing the cumulative unrealized gain at that time (see Note 9(f)).

Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources.  In accordance with this new standard, the Company now reports a consolidated statement of comprehensive income and a new category, accumulated other comprehensive income, has been added to the shareholders’ equity section of the consolidated balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale and the effective portion of cashflow hedges.  The components of accumulated other comprehensive income for the year ended December 31, 2006 are disclosed in Note 9(f).

Hedges (Section 3865)

This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed.  In September 2006, the Company has designated a hedging relationship with respect to its Gold Loan Protection Program (Note 11).

4. CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash and cash equivalents includes cash balances of $2,740,326 and $121,680,307 of highly liquid Canadian dollar denominated investments in banker's acceptances, with terms to maturity of 90 days or less when acquired.  The counter-parties are financial institutions.  At December 31, 2006, these instruments were yielding a weighted average interest rate of 4.2% per annum (at December 31, 2005 – 3.0% per annum).  The cash equivalents are classified as held-to-maturity investments and are carried at amortized cost.

The fair market value of the Company’s cash equivalents and short-term investments approximates their carrying values at December 31, 2006 and 2005.

5. PROPERTY, PLANT & EQUIPMENT

	Cost	Accumulated amortization	Net book value
	$	$	$

2006
Exploration equipment	1,408,823	1,087,790	321,033
Computer equipment	281,489	242,610	38,879
Office equipment	144,230	120,608	23,622
Construction in progress	23,036,214	—	23,036,214
	24,870,756	1,451,008	23,419,748

2005
Exploration equipment	1,408,823	983,304	425,519
Computer equipment	260,456	191,845	68,611
Office equipment	117,206	115,449	1,757
Construction in progress	5,281,819	—	5,281,809
	7,068,304	1,290,598	5,777,706

Construction in progress includes leased assets with a net book value of $5,101,751 [2005 - $980,000] including related capitalized interest of $95,521 [2005 - $Nil].  Exploration equipment includes leased assets with a net book value of $Nil [2005 - $74,472], net of accumulated depreciation of $Nil [2005 - $190,653].

6. MINERAL PROPERTY INTERESTS

The Company holds the following mineral property interests:

		Book value
	Ownership	2006	2005
	interest	$	$

Meadowbank [a]	100%	8,049,093	8,049,093
Meliadine West [b]	22%	—	196,990
Meliadine East [b]	50%	—	—
Jennings River [c]	50%	17,400	17,400
Others	100%	42,483	25,731
		8,108,976	8,289,214

[a]

Meadowbank

The Company acquired 60% of the mineral rights in Meadowbank, an exploration property in the Nunavut Territory in Northern Canada, during the 1993 acquisition of Asamera Mineral Inc. (“Asamera”) for consideration of $187,500. The remaining 40% was acquired from Comaplex Minerals Corporation (“Comaplex”) in 1997. In consideration for the remaining interest, the Company paid $3,200,000 in cash and issued 1,500,000 common shares and 1,500,000 warrants to purchase 750,000 additional shares until July 28, 1999 at $4.25 per share.  These warrants have since expired.

[b]

Meliadine Properties

In December 2006 the Company completed the sale of its 22% interest in the Meliadine West Project and its 50% interest in the Meliadine East Project for gross cash proceeds of $23,024,000, resulting in a gain on sale of $22,789,498.  The purchaser also agreed to a potential future cash payment depending on the results of an independent resource estimate to be completed on the Meliadine West property. A related payment of $283,790 was received in February 2007.

The Company acquired a 50% interest in the Meliadine properties, located in the Nunavut Territory in Northern Canada, during the 1993 acquisition of Asamera. Comaplex held the remaining 50% interest.  In 1995, the Meliadine mineral rights were divided into East and West in order to option Meliadine West to WMC International Ltd. (“WMCIL”).  WMCIL subsequently earned a 56% interest in the Meliadine West property from the Company and Comaplex, reducing the Company’s interest to 22%.  Under the joint venture agreement, the Company’s 22% interest is to be financed by the operator up to commercial production through a non-recourse contingent loan.  The contingent loan is to be repaid only if commercial production is achieved and will be repaid only out of production cash flow.  At the time of the sale of the Meliadine properties, the contingent loan balance was approximately $19.7 million [December 31, 2005 - $17,216,767].  Under the agreement, the Company was also entitled to annual option payments from the operator of the joint venture for each year prior to commercial production.  The Company received the scheduled option payment of $1,500,000 in 2006 [2005 - $500,000, 2004 - $500,000].

As part of the sale transaction in November 2006, the purchaser has assumed the Company’s contingent loan balance of approximately $19.7 million, and the Company will no longer be entitled to receive the annual option payments.

[c]

Jennings River

The Jennings River Project, a molybdenum-tungsten project located in the southeast Yukon, is the subject of an option agreement signed with North American Tungsten Corporation Ltd. (“NATC”) in April 2006.  The Company has earned a 50% interest in the properties from NATC by spending $400,000 prior to December 31, 2007.  Under the terms of the option agreement, the Company can earn an additional 20% interest by spending an additional $4,000,000 prior to December 31, 2010.

7. CAPITAL LEASES

The Company’s capital lease obligation at December 31 is comprised as follows:
	2006	2005
	$	$

Total future lease payments	5,684,972	204,995
Less: interest (at 10% annual effective rate)	583,221	7,907
	5,101,751	197,088
Less: current portion	2,386,052	197,088
Long term portion of capital leases	2,715,699	—

In September 2006, the Company renegotiated an existing agreement with a third party provider of mobile equipment.  The revised agreement requires the Company to incur minimum hourly usage charges for mobile equipment prior to the end of 2007, at a total cost of $4,405,484.  The timing of the payments will be based on actual usage of the specified equipment.

This contractual arrangement represents a capital lease in accordance with the guidance in EIC-150 and CICA 3065.

The Company currently does not expect that it will be able to meet the minimum hourly usage requirement until 2008.  The Company has accrued a total capital lease liability of $5,101,751 which includes the additional payments that would be made if the Company extends the agreement to 2008.  In September 2006, the Company made a lump sum payment of $750,000 to the lessor as an advance payment towards hourly usage charges in 2008.  Assuming the agreement is extended to the end of 2008, recovery of such advance would commence in 2008.

8. ACCRUED SITE CLOSURE COSTS

Accrued site closure costs relate to the Company’s legal obligation to remove exploration equipment and other assets from its mineral property sites in Nunavut and to perform other site reclamation work.

Although the ultimate amount of future site restoration costs to be incurred for existing exploration interests is uncertain, the Company has estimated the fair value of this liability to be $2,410,998 at December 31, 2006 [2005 - $475,603] based on the expected payments of $4,120,971 [2005 - $1,168,526] to be made in 2008 and 2017, discounted at interest rates of 8.5% or 10.0% per annum.

The liability for accrued site closure costs is comprised as follows:
	2006	2005
	$	$

Accrued site closure costs, beginning of year	475,603	443,759
Additional liabilities incurred during the year	1,950,038	18,800
Change in estimated fair value	(87,038)	(26,500)
Accrued site closure costs - accretion expense	72,395	39,544
Accrued site closure costs, end of year	2,410,998	475,603

9. SHARE CAPITAL

a)

Common shares

At December 31, 2006 and 2005, the Company has an unlimited number of authorized common shares with no par value.  Common shares have been issued for the following consideration:

	Shares	Value
	#	$
Balance, December 31, 2003	54,222,744	110,806,463
Shares issued upon exercise of options	598,372	1,078,429
Shares issued upon exercise of warrants (i)	152,825	519,964
Balance, December 31, 2004	54,973,941	112,404,856
Shares issued upon exercise of options	170,500	160,877
Balance, December 31, 2005	55,144,441	112,565,733
Issuance of flow-through common shares (ii)	833,333	4,999,998
Issuance of common shares (iii)	18,515,000	99,981,000
Shares issued upon exercise of options	812,500	2,761,122
Balance, December 31, 2006	75,305,274	220,307,853

(i)

During the year ended December 31, 2004, warrants to purchase 152,825 common shares were exercised at exercise prices of $3.35 or $3.75 per share.  These warrants were issued in connection with a financing completed in 2003.

(ii)

In April 2006, the Company completed a non-brokered private placement of 833,333 flow-through common shares at a price of $6.00 per share for aggregate gross proceeds of $4,999,998.  Share issue costs of $53,560 have been incurred for legal costs and filing fees related to this private placement.

(iii)

In November 2006 the Company completed a bought deal financing with a syndicate of underwriters for 16,100,000 common shares of the Company at a price of $5.40 per share for gross proceeds of $86,940,000.  The underwriters also exercised an option to purchase an additional 2,415,000 common shares (representing 15% of the offering) which resulted in the Company raising additional gross proceeds of $13,041,000, for total gross proceeds of $99,981,000.  The Company incurred total share issue costs of $5,448,444 in connection with this financing.

b)

Flow-through shares

The flow-through shares issued in 2006 effectively pass on tax deductions associated with Canadian Exploration Expenditures (as defined in the Canadian Income Tax Act) funded by the proceeds of the shares. The Company has renounced the tax benefits arising from these exploration expenditures to the investors.  As at December 31, 2006, the Company had unused flow-through proceeds of $506,000.  The Company is committed to spend this amount on qualifying Canadian exploration activities prior to December 31, 2007.

c)

Stock options

Under the Company’s Incentive Share Option Plan of 1995 (as amended), options to purchase common shares of the Company may be granted to employees, non-employees and directors of the Company for terms up to ten years at an exercise price equal to the market price prevailing on the day immediately preceding the date of the grant.  Unvested options previously granted will be cancelled upon leaving the employ of the Company.  At the Company’s annual general meeting on June 22, 2006, the Company’s shareholders approved an amendment to the Incentive Share Option Plan to allow for the number of common shares reserved for issuance under the plan to be based on a rolling maximum of 10% of the Company’s outstanding common shares.  Based on the number of common shares outstanding at December 31, 2006, 7,530,527 common shares were reserved for issuance under the incentive share option plan at December 31, 2006.

At December 31, 2006 there are options outstanding and exercisable to issue 4,300,250 shares of the Company [December 31, 2005 – 4,066,500].  The exercise price of these options ranges from $1.40 to $5.42 and their expiry dates range from April 5, 2007 to May 13, 2013.

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2006:

	Outstanding			Exercisable
Range $	Total # of shares	Weighted average exercise price	Weighted average contract life remaining	Total # of shares	Weighted average exercise price

1.40 – 1.85	1,003,500	1.43	3.37	991,000	1.43
2.00 – 2.65	1,898,000	2.20	2.17	1,888,000	2.20
3.56 – 5.42	1,398,750	4.78	3.84	1,326,250	4.76
	4,300,250	2.86	2.99	4,205,250	2.82

Option activity for the three preceding years is as follows:

	Shares #	Weighted average exercise price $
Options outstanding, December 31, 2003	2,804,500	2.62
Exercised	(598,372)	1.69
Granted	1,155,000	2.11
Expired Cancelled	(60,000) (32,500)	1.61 4.55
Options outstanding, December 31, 2004	3,268,628	2.38
Exercised	(170,500)	0.86
Granted	1,115,000	1.40
Expired	(146,628)	2.00
Options outstanding, December 31, 2005	4,066,500	2.19
Exercised	(812,500)	1.99
Granted	1,046,250	4.77
Options outstanding December 31, 2006	4,300,250	2.86

In the year ended December 31, 2006, the stock options granted had a weighted average fair value of $1.98 [2005 - $0.76, 2004 - $1.17].  Under the fair value method, the total fair value of stock compensation is amortized over the vesting period resulting in stock compensation expense of $2,007,788 for the year ended December 31, 2006 [2005 - $1,117,671, 2004 - $1,900,013].  The 2004 stock compensation expense includes $81,734 related to a repricing of 277,000 options held by non-insider employees.  These options had a weighted average exercise price of $4.73 which was repriced to $2.02, with no change to the vesting terms or expiry dates.

The fair value of stock options is estimated at the date of grant using a Black-Scholes Option Pricing Model with the following weighted average assumptions:

	2006	2005	2004

Expected option life	3.1 years	4.5 years	4.5 years
Expected volatility factor	59.0%	64.9%	65.8%
Risk-free interest rate	4.7%	3.1%	4.0%
Expected dividends	None	None	None

d)

Warrants

At December 31, 2006 the Company has warrants outstanding and exercisable to purchase 250,000 common shares (December 31, 2005 – 125,000).  Details of these warrants are as follows:

Issue Date:	Common shares to be issued upon exercise of warrants	Exercise Price	Expiry Date

December 22, 2005	125,000	$2.48	December 22, 2009
March 31, 2006	125,000	$5.22	April 3, 2010

These warrants were issued in to SG Corporate & Investment Banking (“SG CIB”) (a division of Societe Generale Group) as consideration for services performed under a pre-arranging advisory mandate in connection with the debt financing for the Meadowbank project (see Note 10).

The warrants granted in 2006 had a fair value of $271,343 (2005 - $117,157) at the date of grant and this amount has been expensed as project financing costs on the Company’s statement of income and deficit.  The fair value was determined using a Black-Scholes Option Pricing Model with the following assumptions: risk-free interest rate of 4.12% (2005 – 3.06%); no dividends; volatility factor of the expected market price of the Company’s common shares of 59% (2005 - 60%); and an expected life of the warrants of 4 years

e)

Contributed surplus

Contributed surplus is comprised as follows:

$
Balance, December 31, 2003	1,481,612
Stock-based compensation expense (note 9(c))	1,900,013
Transfer to share capital for exercise of stock options	(67,685)
Balance, December 31, 2004	3,313,940
Stock-based compensation expense (note 9(c))	1,117,671
Fair value of warrants issued (note 9(d))	117,157
Transfer to share capital for exercise of stock options	(13,677)
Balance, December 31, 2005	4,535,091
Stock-based compensation expense (note 9(c))	2,007,788
Fair value of warrants issued (note 9(d))	271,343
Transfer to share capital for exercise of stock options	(1,143,942)
Balance, December 31, 2006	5,670,280

f) Accumulated other comprehensive income

Accumulated other comprehensive income is comprised as follows:

$

Balance, December 31, 2005	-
Adjustment for cumulative unrealized gains on available-for-sale investment at January 1, 2006 (see note 3)	229,803
Unrealized gains on available-for-sale investment	282,030
Effective portion of change in fair value of derivative instruments [note 11]	(9,158,966)
Balance, December 31, 2006	(8,647,133)

10.  GOLD LOAN FINANCING

In March 2006, a wholly-owned subsidiary of the Company secured a commitment from a group of banks to arrange and underwrite a seven-year limited recourse gold loan facility for up to 420,000 ounces.  The bank commitment has been extended to June 30, 2007 and the Company’s ability to draw down under the facility is subject to certain conditions, including, among other things, the Company securing all requisite regulatory permits and licences and the completion of final loan documentation.  In September 2006, and as a condition of the gold loan, the Company completed a zero cost Gold Loan Protection Program in order to secure a minimum monetized value for the gold that it expects to receive under the gold loan facility in 2007 (see Note 11).

During the year ended December 31, 2006 the Company incurred project financing costs of $806,272 in connection with the debt financing for the Meadowbank project.  These costs primarily relate to pre-arranging advisory services performed by SG Corporate & Investment Banking (“SG CIB”) and loan documentation costs.  Project financing costs for the year ended December 31, 2006 also include a non-cash expense of $271,343 (2005 - $117,157) for the fair value of warrants (see Note 9(d)) that were earned by SG CIB upon the receipt of the bank commitment described above.

11. DERIVATIVE INSTRUMENTS

In September 2006, the Company completed a Gold Loan Protection Program in order to secure a minimum monetized value for the gold that it expects to receive under the gold loan facility in 2007 (see Note 10).  The following derivative contracts were acquired under this program and remain outstanding at December 31, 2006:

	Average Strike Price	Ounces	Maturity Date

Call options sold	$Cdn 800	420,000	September 20, 2007
Put options purchased	$Cdn 605	420,000	September 20, 2007

These derivatives were acquired at zero cost and the Company will not be required to post any security deposit.  The counter-parties are major European financial institutions.

The purchased put options ensure that the Company will receive total cash proceeds from the monetization of the gold loan of at least $Cdn 254 million.  These derivative instruments provide a cashflow hedge for the anticipated monetization of the gold loan in 2007.  The Company expects to meet the conditions of the gold loan facility and be in a position to drawdown gold ounces under this facility by the end of the second quarter of 2007.  Due to the increase in the spot gold price in the last three months of 2006, the Company currently estimates that a portion of the derivative contracts (16,000 ounces) can no longer be considered part of the cashflow hedge.  An unrealized derivative loss of $613,218 has been recorded in 2006 to reflect the ineffective portion of the hedge.

The total fair value of the derivative contracts of ($9,772,184) is recorded on the balance sheet as a current liability at December 31, 2006.  The remaining balance of $9,158,966 has been classified in accumulated other comprehensive income on the consolidated balance sheet, and will be reclassified to the consolidated statement of income when the gold loan is monetized in 2007.

The fair value of these contracts at December 31, 2006 was estimated using a Black-Scholes option pricing model assuming volatility factors of 16% for the call options and 14% for the put options, a risk free interest rate of 4% and a spot gold price of $Cdn 738 per ounce.

12. EXPLORATION AND DEVELOPMENT COSTS

The following is a summary of exploration and development costs incurred by the Company:

	2006	2005	2004
	$	$	$

Meadowbank (100% interest):
Drilling	1,395,824	1,351,943	1,740,307
Transportation and freight	1,253,641	919,708	1,813,192
Contracts and personnel	992,722	921,584	1,239,684
Supplies and equipment	519,642	468,464	710,243
Other exploration costs	243,312	254,973	313,617
Environmental and permitting costs	2,393,127	2,566,831	1,732,749
Public relations – mine development	322,836	—	—
Engineering	1,287,955	928,822	1,400,532
	8,409,059	7,412,325	8,950,324

Meliadine East, net of recoveries	31,025	92,484	76,108

Jennings River	577,541	—	—

Other projects	180,223	163,140	14,051

Total exploration and development costs	9,197,848	7,667,949	9,040,483

Since the inception of the Meadowbank project, the Company has incurred $58,999,511 of exploration and development expenses.  On September 25, 2006 the Company announced a positive production decision for the Meadowbank Gold Project.  The Company has commenced capitalizing development costs for this project in the fourth quarter of 2006.

13. INVESTMENT IN A PUBLIC COMPANY

As a result of the adoption of CICA 3855 Financial Instruments – Recognition and Measurement in 2006 the Company’s investment in Lithic Resources Ltd. is carried at its estimated fair value of $511,833 as at December 31, 2006.

During the year-ended December 31, 2005 the Company sold its remaining 1,480,000 shares in Eurozinc Mining Corporation for proceeds of $1,138,848 [2004 - $1,730,609], resulting in a gain on sale of $1,050,048 [2004 - $1,555,409].  The Company has no remaining investment in Eurozinc at December 31, 2005.

14. INCOME TAXES

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax assets as of December 31 are as follows:

	2006	2005
	$	$
Future tax assets:

Mineral property interests	9,359,000	11,107,000
Investment tax credits	—	1,312,000
Asset retirement obligations	106,000	88,000
Financing costs	1,752,000	368,000
Derivative instrument liabilities	3,049,000	—
Loss carry-forwards	337,000	—
Other	5,000	104,000
Total future tax assets	14,608,000	12,979,000
Valuation allowance for future tax assets	(14,608,000)	(12,979,000)
Net future tax assets	—	—

At December 31, 2006, the Company has cumulative Canadian Exploration Expenses (CEE) of $37,278,000 [2005 – 41,977,000] and cumulative other resource pools of $2,006,000 [2005 - $178,000] to offset future taxable income.  These amounts can be carried forward indefinitely and have been included in the calculation of the above future income tax assets.   In addition, the Company has $1,054,000 [2005 - $Nil] of non-capital loss carry-forwards to apply against future taxable income during the next seven years.  All of the Company’s future tax assets have been offset by a full valuation allowance and are not recognized in the consolidated financial statements due to the uncertainty of realization.

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 34.1% [2005 - 34.3%; 2004 – 34.4%] statutory tax rate, at December 31 is:

	2006	2005	2004
	$	$	$

Income taxes at statutory rates	3,283,000	(3,321,000)	(3,625,000)
Stock-based compensation not deductible for tax	685,000	383,000	654,000
Change in valuation allowance	1,628,000	(83,000)	3,245,000
Adjustment related to tax audit of prior years	592,000	3,482,000	—
Investment tax credits	(295,000)	(462,000)	(315,000)
Non-taxable portion of capital gain	(3,921,000)	(453,000)	—
Flow-through exploration expenses	1,533,000	—	—
Share issue costs	(1,501,000)	—	2,000
Unrealized loss on derivative instruments	(2,931,000)	—	—
Impact of change in tax rates on future income taxes	689,000	39,000	—
Other	238,000	415,000	39,000
	—	—	—

15. COMMITMENTS AND CONTINGENCIES

Commitments and contingencies not disclosed elsewhere in these financial statements include the following:

a)

The Company has committed to capital expenditures primarily related to the construction of the all weather access road between Baker Lake and the Meadowbank site.  As at December 31, 2006 the committed capital expenditures are approximately $4 milllion.

b)

The Company has a $2,553,950 deposit at a financial institution that is serving as collateral for a letter of credit issued to a supplier in connection with a cancellable contract for the purchase of a SAG mill.  The deposit is bearing interest at market rates.  The deposit will be returned as instalment payments are made on the contract in 2007.  This amount is included in restricted cash on the consolidated balance sheet.

c)

The Company has a $630,000 deposit at a financial institution that is serving as collateral for letters of credit that have been pledged in favour of the Kivalliq Inuit Association.  The deposit is bearing interest at market rates.  The deposit will be returned when the Company has satisfied its legal obligations with respect to site reclamation at the Meadowbank mineral property in Nunavut (see Note 8).

d)   In connection with the flow-through financing completed in April 2006 (see Note 9(b)), the Company is required to spend a further $506,000 on qualifying Canadian exploration expenditures prior to December 31, 2007.

e)  The Company has employment agreements in place with various key employees which establish compensatory terms, including annual salary, employee benefit entitlements and termination benefits.  Five of these agreements, including two agreements signed in 2006, also provide for the payment of specific bonus amounts should certain operating milestones with respect to the Meadowbank Project be attained in the future.  As of December 31, 2006, the estimated contingent payment with respect to such bonuses is approximately $1.2 million (December 31, 2005 - $1.3 million), none of which has been accrued.

f)    The Company is committed to future minimum annual rent payments under operating lease agreements of $236,405 during 2007.

16. FINANCIAL INSTRUMENTS

The fair value of the Company’s short-term investments, restricted cash, receivables, reclamation deposit, capital lease, accounts payable and accrued liabilities, approximates their respective carrying values at December 31, 2006 and 2005.

17. SEGMENTED INFORMATION

The Company conducts its business as a single operating segment, being the acquisition, exploration and development of mineral properties.  All mineral property interests and capital assets are located in Canada.  All of the Company’s revenues are derived from Canadian sources.

18. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from those principles that the Company would have followed had its financial statements been prepared in accordance with United States generally accepted accounting principles (“US GAAP”). Had the Company followed US GAAP, certain items on the consolidated statements of income and deficit, comprehensive income and consolidated balance sheets would have been reported as follows:

Consolidated statements of income (loss) and deficit-	2006 $	2005 $	2004 $

Revenue	25,755,235	2,485,380	3,158,354
Exploration and development costs	(12,821,979)	(7,667,949)	(9,040,483)
Other expenses	(6,935,065)	(4,428,806)	(4,490,270)
Future income tax recovery	916,666	—	—
Net income (loss)	6,914,857	(9,611,375)	(10,372,399)
Reconciliation: Net income (loss), Canadian GAAP Adjustments to:	9,622,322	(9,692,037)	(10,531,543)
Meadowbank project development costs [b]	(3,624,131)	—	—
Gain on investment in Eurozinc [c]	—	80,662	159,144
Premium received on flow-through shares [d]	916,666	—	—
Net income (loss), US GAAP	6,914,857	(9,611,375)	(10,372,399)
Comprehensive loss [c], [f]	(1,868,068)	(10,541,745)	(10,902,746)
Net income (loss) per share (U.S. GAAP, basic)	$0.12	($0.17)	($0.19)
Net income (loss) per share (U.S. GAAP, diluted)	$0.12	($0.17)	($0.19)

Consolidated statement of comprehensive loss -	2006 $

Net income, US GAAP	6,914,857
Effective portion of change in fair value of derivative instruments	(9,158,966)
Unrealized gain on available for sale investment	376,041
Comprehensive loss, US GAAP	(1,868,068)
Reconciliation: Comprehensive income, Canadian GAAP Adjustments to:	745,386
Meadowbank project development costs [b]	(3,624,131)
Premium received on flow-through shares [d]	916,666
Unrealized gain on available for sale investment [c]	94,011
Comprehensive loss, US GAAP	(1,868,068)

Prior to the adoption of CICA 1530 Comprehensive Income in 2006, the Company did not report a consolidated statement of comprehensive loss under Canadian GAAP.  The Company’s US GAAP comprehensive loss for the years ended December 31, 2005 and 2004 is comprised as follows:
	2005	2004
	$	$

Net loss, US GAAP	(9,611,375)	(10,372,399)
Change in net unrealized gains on available-for-sale investments	(930,370)	(530,347)
Comprehensive loss, US GAAP	(10,541,745)	(10,902,746)

Consolidated balance sheets -	December 31, 2006		December 31, 2005
	Canadian basis $	U.S. basis $	Canadian basis $	U.S. basis $
Assets
Cash and cash equivalents	124,420,633	123,914,633	16,493,481	16,493,481
Restricted cash [d]	2,578,950	3,084,950	—	—
Short term investments	—	—	11,419,988	11,419,988
Accounts receivable	1,092,641	1,092,641	450,897	450,897
Fuel and supplies	6,867,576	6,867,576	239,585	239,585
Prepaid expenses and other	158,822	158,822	171,420	171,420

Property, plant and equipment [b]	23,419,748	19,795,617	5,777,706	5,777,706
Mineral property interests [a]	8,108,976	8,753,271	8,289,214	8,933,509
Advance payment	750,000	750,000	—	—
Reclamation deposit	630,000	630,000	630,000	630,000
Accounts receivable	358,360	358,360	—	—
Investments in public companies [c]	511,833	682,445	—	306,404
	168,897,539	166,088,315	43,472,291	44,422,990

Liabilities and shareholders’ equity
Accounts payable & accrued liabilities	5,585,212	5,585,212	1,122,700	1,122,700
Derivative instrument liabilities	9,772,184	9,772,184	—	—
Current portion of capital leases	2,386,052	2,386,052	197,088	197,088

Capital leases	2,715,699	2,715,699	—	—
Accrued site closure costs	2,410,998	2,410,998	475,603	475,603

Shareholders’ equity
Share capital [a], [d], [e]	220,307,853	208,776,661	112,565,733	107,453,211
Contributed surplus	5,670,280	5,670,280	4,535,091	4,535,091
Accumulated other comprehensive
income (loss) [c]	(8,647,133)	(8,476,521)	—	306,404
Deficit [e]	(71,303,606)	(62,752,250)	(75,423,924)	(69,667,107)
Total shareholders’ equity	146,027,395	143,218,170	41,676,900	42,627,599
	168,897,539	166,088,315	43,472,291	44,422,990

a)

Mineral property interests

Under Canadian GAAP, the warrants attached to the shares issued as consideration for the acquisition of a mineral property interest [see note 6[a]], were not separately valued. Under US GAAP, the fair market value of the warrants must be recorded as a cost of the mineral property interest, in accordance with FASB Statement No. 123(R).

b)

Property, plant and equipment

Property, plant and equipment under Canadian GAAP includes an amount of $3,624,131 for construction in progress that does not meet the US GAAP criteria for capitalization under SEC Industry Guide 7.  This amount has been expensed for US GAAP purposes in the year ended December 31, 2006.

c)

Investments in public companies

The cost base of the Company’s investment in Lithic Resources Ltd. at December 31, 2005 was $Nil under both Canadian GAAP and US GAAP.  However under US GAAP, this investment is classified as an available-for-sale investment under FASB Statement No. 115 Accounting for Certain Investments in Debt and Equity Securities.  As a result, under US GAAP this investment is recorded on the balance sheet at its fair value of $306,404 at December 31, 2005, with the offsetting credit recorded as a separate component of shareholders’ equity (accumulated other comprehensive income).

As a result of the adoption of CICA 3855 Financial Instruments – Recognition and Measurement and CICA 1530 Comprehensive Income, effective January 1, 2006, the investment in Lithic Resources is now also classified as an available for sale investment under Canadian GAAP with the offsetting credit recorded as a separate component of shareholders’ equity.  However, under US GAAP the Company has not recognized a fair value discount to reflect the illiquid nature of this investment.  As a result, the fair value of this investment under US GAAP is $170,612 higher than under Canadian GAAP at December 30, 2006 and the increase in the fair value during the year ended December 31, 2006 is $94,011 higher under US GAAP.

The US GAAP cost base of the investment in Eurozinc Mining at December 31, 2004 was lower than the Canadian GAAP carrying value of this investment.  As a result, the gain on sale of Eurozinc shares during the year ended December 31, 2005 is higher under US GAAP than under Canadian GAAP.

d)    Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur Canadian Exploration Expenditures (as defined in the Canadian Income Tax Act) and renounce the related income tax deductions to the investors (see note 9(b)).  Under Canadian GAAP, the full amount of funds received from flow-through share issuances are recorded as share capital.  Under US GAAP, the premium paid for the flow-through shares in excess of the market value is credited to liabilities and included in income when the related tax benefits are renounced by the Company.  A tax recovery of $916,666 has been recorded under US GAAP in the year ended December 31, 2006 as a result of the premium paid for the flow-through shares issued by the Company in April 2006.

Furthermore, under US GAAP, and notwithstanding that there is not a specific requirement to segregate funds pursuant to the flow-through share agreements, the flow-through funds which are unexpended at the balance sheet date are separately classified as restricted cash.  Such unexpended amount at December 31, 2006 was $506,000.

e)

Share issue costs

Under Canadian GAAP, share issue costs have been charged directly against the deficit but under the U.S. GAAP they must be charged against share capital.

f)  Recently issued accounting pronouncements

In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). This interpretation clarifies the recognition threshold and measurement of a tax position taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has not yet determined if the adoption of FIN 48 will have a material impact on the consolidated financial statements..

19. SUBSEQUENT EVENTS

Subsequent to December 31, 2006 the Company has entered into cancellable purchase contracts for mine equipment in an amount of approximately $7 million.  The Company has also made restricted deposits of $3.3 million as collateral for letters of credit that have been issued to a supplier and to government agencies.

On February 14, 2007 the Company announced that it had signed an agreement with Agnico Eagle Mines Ltd. (“Agnico”) under which Agnico has agreed to make an all share exchange offer for all of the Company’s outstanding and fully diluted common shares.  The transaction is subject to certain conditions, including approval of the Company’s shareholders.  If the transaction is completed, the Company will incur transaction related fees and costs of $6 million.  Assuming that all employees are subsequently terminated, the Company would also be obligated for severance payments of approximately $6 million to 24 employees.  Under certain circumstances, if the transaction does not proceed to completion, Agnico will be entitled to receive a break fee of $21 million.